UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

ALLIED ESPORTS ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09216T107

(CUSIP Number)

Kenneth DeCubellis

Black Ridge Oil & Gas, Inc.

110 North 5th Street, Suite 410

Minneapolis, MN 55403

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a copy to:

Jill R. Radloff, Esq.

50 South Sixth Street

Suite 2600

Minneapolis, MN 55402

August 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Black Ridge Oil & Gas, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,304,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,304,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,304,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculated based on 28,365,535 shares of common stock outstanding shares as reported in the Allied Esports Entertainment, Inc.’s Form S-1/A filed with the Securities and Exchange Commission on July 28, 2020.

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CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Ken DeCubellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,304,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,304,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,304,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Percentage calculated based on 28,365,535 shares of common stock outstanding shares as reported in the Allied Esports Entertainment, Inc.’s Form S-1/A filed with the Securities and Exchange Commission on July 28, 2020.

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CUSIP No. 09216T107

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 19, 2019 by the Reporting Persons relating to shares of Common Stock of the Issuer (the “Initial Statement”) and the amendment to Schedule 13D filed with the Securities and Exchange Commission on June 17, 2020 (the “First Amendment, and collectively with the Initial Statement (the “Prior Statements”). Information reported in the Prior Statements remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Statements. All references in the Prior Statements and this Amendment to the “Schedule 13D” will be deemed to refer to the Prior Statements as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D are hereby amended to include the following:

(c) As previously announced in Black Ridge’s Form 8-K filed with the Securities and Exchange Commission on March 6, 2018, Black Ridge approved and adopted the 2018 Management Incentive Plan (the “Plan”) and the form of 2018 Management Incentive Plan Award Agreement (the “Award Agreement”) and Black Ridge’s Board of Directors approved the issuance of awards (the “Awards”) to certain individuals including officers and directors (the “Grantees”), representing a percentage of the shares of the Issuer held by Black Ridge as of the date of closing of the business combination involving the Issuer’s predecessor.

On August 10, 2020, Black Ridge distributed 436,002 shares of its holdings of the Issuer’s shares to the Grantees pursuant to the Plan and Awards. Black Ridge also sold 113,000 shares of the Issuer’s shares in accordance with its Rule 10b5-1 trading plan. Of these sales, 101,098 shares were sold on behalf of the employees in order to cover payroll tax withholdings, and the remaining 11,902 shares, were sold by Black Ridge to fund the employer’s portion of payroll taxes, each in connection with the Plan and Awards.

Item 5.	Interests in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of this Schedule 13D are hereby amended to include the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference. As of 4:00 p.m. Eastern time on August 12, 2020, the Reporting Persons beneficially owned 2,304,530 shares of Common Stock, representing approximately 8.1% of the Issuer’s outstanding shares of Common Stock.

Percentage calculated based on 28,365,535 shares of common stock outstanding shares as reported in the Allied Esports Entertainment, Inc.’s Form S-1/A filed with the Securities and Exchange Commission on July 28, 2020.

(c)  Except as set forth above and in Schedule A to this Amendment, none of the Reporting Persons has effected any transactions with respect to shares of the Issuer’s Common Stock in the last 60 days.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to incorporate by reference the disclosure under Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following:

Exhibit No.	Description
10.3	2018 Stock Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the Securities and Exchange Commission by Black Ridge Oil & Gas, Inc. on March 6, 2018).

10.4	Form of 2018 Management Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange Commission by Black Ridge Oil & Gas, Inc. on March 6, 2018).

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CUSIP No. 09216T107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2020

BLACK RIDGE OIL & GAS, INC.

By:	/s/ Kenneth DeCubellis
Kenneth DeCubellis
Chief Executive Officer and Interim Chief Financial Officer

By:	/s/ Kenneth DeCubellis
Kenneth DeCubellis

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Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m. Eastern time, on August 12, 2020.  Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Black Ridge Oil & Gas, Inc.	06/18/2020	Sale of Common Stock	80,000	$3.176
Black Ridge Oil & Gas, Inc.	06/18/2020	Sale of Common Stock	20,00	$3.059
Black Ridge Oil & Gas, Inc.	06/19/2020	Sale of Common Stock	20,000	$2.801
Black Ridge Oil & Gas, Inc.	06/22/2020	Sale of Common Stock	20,000	$2.5562
Black Ridge Oil & Gas, Inc.	06/23/2020	Sale of Common Stock	20,000	$2.5031
Black Ridge Oil & Gas, Inc.	07/09/2020	Sale of Common Stock	20,000	$2.5
Black Ridge Oil & Gas, Inc.	08/10/2020	Sale of Common Stock	113,000	$2.0191

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